KONECRANES

FILE 82-4297

06015295

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

12 July, 2006

SEC MAIL PROCESSING SECTION RECEIVED JUL 18 2006 WASH., D.C. 213

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

BEST AVAILABLE COPY

PPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 19 and 20 June, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
OCT 10 2006
THOMSON
FINANCIAL

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

o.b.o. Franciska Janzon
Investor Relations Manager

Liisa Siren-Salminen
Liisa Siren-Salminen
Communications Assistant

dlw 7/19

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 20 June 2006 10.30 a.m. 1

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 186 000 new shares subscribed for with KCI Konecranes' 1999 B, 2001 A, 2003 A and 2003 B series stock options have been recorded in the Trade Register on 20 June, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 93 000 totalling EUR 29 756 860. The number of shares increased to 59 513 720 shares.

Trading in the new shares will start on or about 21 June, 2006.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 19 June 2006 10.30 a.m. 1

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 18 400 new shares subscribed for with KCI Konecranes' 1997 stock option rights have been recorded in the Trade Register on 19 June, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 9 200 totalling EUR 29 663 860. The number of shares increased to 59 327 720 shares.

Trading in the new shares will start on or about 21 June, 2006.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
July 12, 2006 at 2.15 pm

STEVE MILLEA LEAVES AMER SPORTS SOURCING LTD AND WILSON SPORTING GOODS CO.

Steve Millea, the former President of Wilson Golf and Racquet Sports and most recently Vice President, Sourcing, Asia Pacific since December 2005 has decided to leave the Amer Sports Group and return to the US. Millea has been with Wilson since 1984.

AMER SPORTS CORPORATION

Roger Talermo
President and CEO

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.